EXHIBIT 12.1

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Six Months Ended
June 30, 2003

Excluding Interest on Deposits
Income before income taxes	$4,889

Fixed charges:
Interest expense	3,838
One-third of rents, net of income from subleases (a)	160

Total fixed charges	3,998

Less: Equity in undistributed income of affiliates	(23)

Earnings before taxes and fixed charges, excluding capitalized interest	$8,864

Fixed charges, as above	$3,998

Ratio of earnings to fixed charges	2.22

Including Interest on Deposits
Fixed charges, as above	$3,998
Add: Interest on deposits	2,018

Total fixed charges and interest on deposits	$6,016

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$8,864
Add: Interest on deposits	2,018

Total earnings before taxes, fixed charges and interest on deposits	$10,882

Ratio of earnings to fixed charges	1.81

(a)	The proportion deemed representative of the interest factor.